ARMEAU BRANDS INC.
1805-141 Lyon Court
Toronto, ON Canada, M6B 3H2
 Telephone: (647) 640-3625

May 17, 2016
VIA EDGAR
Securities and Exchange Commission
100 F. Street, NE
 Washington, D.C. 20549-7410
Attention:	John Reynolds, Assistant Director Office of Beverages, Apparel and Mining

Dear Sirs:
Re: Armeau Brands Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 Filed May 6, 2016 File No. 333-210190
Further to the filing of an amended registration statement on Form S-1/A #3 filed by the Company on May 16, 2016 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated May 12, 2016 regarding the Company’s Registration Statement on Form S-1/A #2. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Summary
1.	We note your amended disclosure regarding the issuance of shares and their transfer to Ms. Tavukciyan. Please clarify the number of these shares, when these shares were sold to Ms. Tavukciyan and what consideration was received for their transfer. Also, reconcile this disclosure with disclosure elsewhere in your prospectus where you indicate Ms. Tavukciyan holds 7,500,000 shares which she acquired on January 20, 2016 and that 100 shares were cancelled on January 20, 2016.
Response: The Company has amended the registration statement to restate that the 100 shares of Mr. Tavukciyan were not sold to Ms. Tavukciyan.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ARMEAU BRANDS INC.

Per:          /s/Cassandra Tavukciyan
Cassandra Tavukciyan
Director, President and Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer  (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Yours truly,

ARMEAU BRANDS INC.

Per:            /s/Cassandra Tavukciyan
Cassandra Tavukciyan
Director, President and Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer  (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)